UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Name of Issuer:  Bonded Motors Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  0000978941

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                           James Haber
                   609 Fifth Avenue, Suite 912
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                        December 2, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     0000978941

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James Haber    S.S. ####-##-####


2.  Check the appropriate box if a member of a group

    a.
    b.   X


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         146,000


8.  Shared Voting Power




9.  Sole Dispositive Power

         146,00


10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         146,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         4.8%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

         The reason for the filing of this Amendment No. 3 to the

previously filed Schedule 13D is to show that the holdings of

Mr. Haber have decreased from 8.7% to 4.8% as a result of selling shares and Mr. Haber losing investment discretion over a managed account.

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Haber is deemed to

beneficially own 146,000 shares of the Company's Common Stock

(the "Shares").  The Shares are held by the Partnership, the offshore funds, and the managed accounts over which Mr. Haber has investment discretion.  The funds for the purchase of Shares held in the Partnership, of which Mr. Haber is the sole General

Partner, came from capital contributions to the Partnership by its general and limited partners.  The funds for the purchase of the shares held in the offshore funds, over which Mr. Haber has investment discretion, came from the offshore fund's

shareholders.  The funds for the purchase of the Shares held in the managed accounts, over which Mr. Haber has investment

discretion, came from each managed account's own funds.  No

leverage was used to purchase the Shares.

Item 4.  PURPOSE OF TRANSACTION

         The Shares owned by Mr. Haber were acquired for, and are

being held for, investment purposes.  Mr. Haber may acquire

additional shares of Common Stock, dispose of all or some of the

Shares from time to time, in each case in open market

transactions, block sales or purchases or otherwise, or may

continue to hold the Shares.

         Mr. Haber does not have any plan or proposal which

relates to, or would result in, any of the actions enumerated in

Item 4 of the instructions to Schedule 13D.  However, Mr. Haber reserves the right to discuss company business with management,

make proposals to management and/or take other actions to

influence the management of the Company should he deem such

actions appropriate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Haber is deemed to be the

beneficial owner of 146,000 shares of the Company's Common Stock.

Based on information provided by the management of the Company,

there are believed to be approximately 3,000,000 shares of the

Company's Common Stock outstanding.  Therefore, Mr. Haber

beneficially owns 4.8% of the Company's outstanding shares of

Common Stock.  Mr. Haber has the power to vote, direct the vote,

dispose of or direct the disposition of all the shares of the

Company's Common Stock that he is currently deemed to

beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Mr. Haber does not have any contractual arrangement,

understanding or relationship with any person with respect to the

Common Stock of the Company.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto as Exhibit A is a description of the

transactions in the shares of the Company's Common Stock that were effected by Mr. Haber during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


December 11, 1996



                                  /s/ James Haber
                             ________________________________
                                  James Haber



















                               -6-
01637001.AA8

                                                        EXHIBIT A


                     Daily Transactions -
                     ____________________

Trade Date     Number of Shares   Price Per Share      Value
              Purchased or Sold
__________    ________________    _______________      _____

10/31/96          3,000               7.433         $ 22,300

11/18/96          2,500 (sold)        7.21          $ 18,025

11/19/96         25,000 (sold         7.76          $194,000

11/20/96          1,300 (sold)        7.6475        $  9,942

11/21/96          3,000 (sold)        8.335         $ 25,005

11/22/96          5,000 (sold)        8.75          $ 43,750

11/25/96         15,000 (sold)        9             $135,000

12/2/96           5,000 (sold)        9.1038        $ 45,519

12/4/96           5,000 (sold)        9             $ 45,000

12/5/96          16,000 (sold)        9.29          $148,640

12/6/96          18,500 (sold)        9.659         $178,698

12/9/96          17,500 (sold)        10.107        $176,875




















                               -7-
01637001.AA8